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                                                                 Exhibit 43


                        [WLR FOODS, INC. LETTERHEAD]



FOR IMMEDIATE RELEASE               Contact:    Gail Price, Director of
                                                Corporate Communication
                                    Phone:      703-896-0403


               WLR FOODS HOLDS SPECIAL SHAREHOLDERS' MEETING


Broadway, Virginia, May 21, 1994 -- WLR Foods Inc. (NASDAQ: WLRF) today released the statements from Chairman of the Board of Directors Charles W. Wampler, Jr. and President and Chief Executive Officer James L. Keeler made today at a Special Meeting of WLR Foods Shareholders. The meeting was held to decide whether Tyson Foods Inc. (NASDAQ: TYSNA) and its affiliates should be granted voting rights for shares of WLR Foods they may acquire, or have acquired, in their unfriendly takeover attempt. The statement is attached.

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(R) label and retail ice under the Cassco(R) label. This Fortune 500 company, with current annual revenues of $710 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

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                                 -- more --

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      Speech of James L. Keeler, President and Chief Executive Officer
              Special Shareholders Meeting of WLR Foods, Inc.
                                May 21, 1994


      Good afternoon, ladies and gentlemen.

      Having the opportunity to lead  WLR Foods during the most challenging moment of its history has been the most remarkable experience of my career.

The leadership of the people who have build this Company -- our shareholders, producers, employees and our Board -- will make Wall Street history today.

      Let me say right now that we look forward to the inspectors' report on today's vote since we are turning in to them today almost six million votes against the Tyson proposal. And, Don, let me say to you directly that we expect you to keep your promise to go away if you don't get 51% of the vote today.

      I always try to find a silver lining in everything, even difficult experiences like responding to a hostile takeover attempt. For me personally,

the silver lining has been the support this company has experienced in the last five months. I do not take credit for the reputation that is the strength of WLR Foods. The Wamplers, the Masons, the Frackeltons, the

Brosses and our many grower families get the credit for that. But it has been my privilege to experience the amazing outpouring of support for this company because of its reputation -- support from so many of you, from producers, employees, community leaders and citizens, charities, customers and suppliers. Even our competitors have encouraged us in our response to

Tyson's hostile takeover attempt.

      It shows you what you know but don't say enough:

      .     that the standard and habit of treating people honestly and fairly matters a whole lot.

      .     that supporting hospitals and schools and people down on their luck, even when no one is looking, matters.

      .     that the honor and character of managers and directors matter.

These things matter and, when the chips are down, make you stronger.

      The shareholders sitting here today know this too. You know the true value of a company is something more than the last stock quote. You know that the important things are not just valued

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for what they get you today, but for their benefits over time. Professional traders, called arbitrageurs, buy and sell companies for an eighth of a dollar, with no mind to communities, farmers, jobs, stability, history.

Since Tyson showed up, they've been trying to add WLR Foods to their list of casualties, but you haven't let them. I can't tell you the number of nervous and threatening calls we've gotten from these short-term investors in the last few days, worried that you shareholders might reject Tyson's inadequate offer.

      And so to you, I say thank you. Thank you very much. Now let me tell you what WLR Foods is doing for you. Let's look at the future of WLR Foods.

That's the story worth telling, worth hearing and worth sticking around for.

      First, our stock price. When rumors began to circulate that Tyson was going to lose the vote today, some of the New York arbitrageurs started selling blocks of stock to cut their losses. You know that predicting the stock market can be as difficult as predicting the poultry cycle. The stock could drop further after Tyson and the arbitrageurs drop us. But we believe the stock of this company will recover and again reach $30 and higher.

      This company made a strategic decision several years ago to grow --

internally and with friendly acquisitions -- during a down poultry cycle.

Our instincts told us to get ready to take advantage of an upturn in poultry commodity prices. And that's exactly what's happening. Our

$150 million capital investment program -- a program that has made WLR

Foods a Fortune 500 company and 115% bigger than in 1988 -- was completed just in time for the current upswing in the poultry cycle. Our third quarter financial results demonstrate it and we are excited about this quarter and our future.

      Tyson wants WLR Foods now that we've done the work, just as the payoffs are starting, yet before the rewards have shown up in our stock price. In other words, he wants what is yours without having to pay you for

it. This future belongs to you. Most of you here today, along with each member of our Board, agree that now is not the time to trade that future in for Tyson's inadequate offer.

      Another thing that is working so well for us right now is the recent consolidation of our chicken and turkey companies. We're just beginning to see the bottom line benefits of getting chicken and turkey people to work together to produce, process and sell poultry. In a business where a penny

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a pound can translate into millions of dollars in earnings, efficient operations is more than a nice-sounding phrase. It's real money.

      And we are not finished. In addition to efficiently producing the best product mix in response to the always changing customer demand and market prices, we've got a pretty good knack for smart acquisitions.

Without a doubt, we've got some of the best managers in the business. They know how to earn money, save money and make acquisitions work.

      We believe that WLR Foods is the industry's growth company of the future. Our growth, internally and through strategic acquisitions, have been a part of corporate strategy since we went public.

      And we intend to keep growing as an independent company,

headquartered right here in Rockingham County.

      Finally, there's another silver lining that is also part of our future. Successfully fighting this hostile takeover has been a tremendous opportunity to tell the WLR Foods story -- especially here in Virginia where we are the topic of conversation. We anticipate significant interest in our company from new shareholders all across this Commonwealth. We believe the short-term investors will be replaced by loyal long-term investors who have a better appreciation for what this company stands for and its growth prospects.

      Your Board has recommended that you vote against Tyson's proposal today because if Tyson gets voting rights on its shares, it will use that power to try and force this company into a deal on Tyson's terms. As a legal matter, today's vote is a battle, not the war, in Tyson's hostile takeover attempt, but Tyson has repeatedly said that if he loses today, he will go back to Arkansas.

      Don, we don't know for sure how many blue cards you have, but we do know this. Of the total shares eligible to vote at this meeting, our office and our proxy solicitors have received white cards representing almost six million shares which voted against your proposal.

      You have sued each member of our Board, personally, and have subpoenaed each director, as well as several key managers, of our company to appear in court next week in your attempt to declare the shares voted by

George Bryan, William Wampler, Charles Wampler and Herman Mason as well as others. Based on the white cards we have received, and eliminating all the

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controlled by those four individuals, we still have more than enough white cards to reject your proposal.

      How many of you shareholders out there want Tyson Foods to do what

Don promised and go back to Arkansas?

      Don, a good man knows when he's been turned down. And a good man keeps his word. We hope when you find out that you've been turned down,

you'll stick to your word to go home. We wish Tyson Foods business success

- -- we welcome the competition -- but WLR Foods wants its own success for its shareholders.

      In closing, I would like to again express the deep appreciation of every director for the tremendous support shown by shareholders, producers,

employees and our local community throughout this hostile takeover. This support has meant everything to us and we are highly aware of the trust you've placed in us to continue to grow the value of your investment in WLR

Foods. We are optimistic about our ability to do that and will devote our very best efforts on your behalf.

      Thank you.

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  Comments of Charles W. Wampler, Jr., Chairman of the Board of Directors
              Special Shareholders' Meeting of WLR Foods, Inc.
                                May 21, 1994



I take great pleasure in announcing to you the company's opinion that the

Tyson proposal has been soundly rejected, based on the white cards received by WLR Foods and our proxy solicitors' projection of the number of blue cards received by Tyson.



The inspectors of election will proceed as promptly as practicable to tally the votes and when WLR Foods receives its report, the results will be publicly announced.